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December 6, 2013

VIA EDGAR

Ms. Jamie L. Walter, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:          ING Intermediate Bond Portfolio (File Nos. 811-03261 and 333-192088) (the “Registrant”) Registration Statement on Form N-14

Dear Ms. Walter:

This letter responds to comments you provided to Kristen Freeman of ING Funds via telephone on November 26, 2013 on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) in connection with the N-14 filed by the Registrant on November 4, 2013 (the “N-14”) with respect to the proposed reorganization (“Reorganization”) of ING PIMCO Total Return Bond Portfolio (“Acquired Portfolio” and, together with the Registrant, the “Portfolios”) with and into the Registrant, which is a single-portfolio registrant.  Set forth below are the comments received from the Staff and the Registrant’s responses thereto.  Unless otherwise defined herein, capitalized terms have the meanings ascribed to them in the N-14.

Comment 1.                            With respect to the section entitled “To Obtain More Information?” please provide an Internet address that links directly to the prospectus, statement of additional information, annual report, and semi-annual report for the Registrant and the Acquired Portfolio.

Response.  The Registrant believes that the Internet address provided complies with Rule 498(b)(1)(v)(A). The Registrant notes that the rule does not require the Internet address to link directly to the Portfolios’ prospectus, statement of additional information, annual report, and semi-annual report, but rather requires that the Internet address “be specific enough to lead investors directly to the Statutory Prospectus and other materials that are required….” From the revised Internet address shareholders may access this information simply by selecting either (1) the name of the portfolio from an alphabetical drop down menu or (2) the share class they own and scrolling through the alphabetical list of portfolio names. The Registrant believes that providing this single link to all the required information is the best way to provide shareholders with convenient and efficient access to this information.

Comment 2.                            Please confirm that the correct SEC file number will be included in subsequent registration statement filings associated with the N-14.

Response.  The Registrant confirms that it will include the correct SEC file numbers in future filings associated with the N-14 as appropriate.

Comment 3.                            In the section of the N-14 entitled “Summary of the Proposed Reorganization,” please include a bullet point describing the similarities and differences in the investment objectives and strategies of the two Portfolios.

Response.  The Registrant has revised the N-14 in response to this comment.

Comment 4.                            In the section of the N-14 entitled “Summary of the Proposed Reorganization,” please include a bullet point describing any differences in the distribution procedures of the two Portfolios.

Response.  The Registrant has clarified this section to state that the Reorganization would not change the manner in which shareholders purchase or sell their shares.

Comment 5.                            Please explain in correspondence the basis for changing the sub-adviser without shareholder approval in connection with the Reorganization, as described in the N-14.

Response.  The Advisers intend to effect this sub-adviser change in reliance on exemptive relief provided by the SEC.  On July 22, 2013, the SEC granted the Advisers, the Registrant, and certain other related entities an Exemptive Order exempting these entities from Section 15(a) of the Investment Company Act of 1940, Rule 18f-2 thereunder, and certain disclosure requirements.  See SEC Rel. No. 40-30603 (the “Order”).  The Order permits, among other things, the Advisers to enter into and materially amend sub-advisory agreements without shareholder approval, subject to certain conditions.  The relief provided by the Order extends to situations like the one contemplated in the N-14 — the replacement of an unaffiliated sub-adviser (such as PIMCO) with a “wholly-owned” sub-adviser, such as ING Investment Management Co. LLC.

Comment 6.                            In the section of the N-14 entitled “Summary of the Proposed Reorganization,” please include a bullet point describing any “drawbacks” of the Reorganization.

Response.  Without necessarily agreeing that this is a “drawback,” as it would not result in a change in fees or expenses (among other reasons), the Registrant notes that it has added a bullet point to this section specifically stating that the Reorganization would result in the Advisers and their affiliates being able to retain the entire advisory fee for the combined assets of the two Portfolios.  The bullet also provides an estimate of the annual additional revenue ING entities would accrue as a result of this facet of the Reorganization.  The Registrant otherwise believes that the bullet points adequately summarize the pros and cons that would be associated with the Reorganization.

Comment 7.                            Pursuant to Item 3(c) of Form N-14, please place the section describing the principal risks of the Portfolios immediately after the section entitled “Summary of the Proposed Reorganization.”

Response.  The Registrant appreciates the Staff’s comment, but believes that disclosure of the risks of investing in the Portfolios is best understood in the context of the investment strategies of the Portfolios.

Comment 8.                            Please correct the typographical error in footnote 4 to the Annual Portfolio Operating Expenses table in the N-14.

Response.  The Registrant has corrected the error.

Comment 9.                            Please clarify in your correspondence what expenses are included in the “Acquired Fund Fees and Expenses” figure shown in the Annual Portfolio Operating Expenses table of the N-14.

Response.  Acquired Fund Fees and Expenses, if any, include fees and expenses incurred by a Portfolio indirectly as a result of investment in shares of one or more other investment companies and would be calculated in accordance with Instruction 3(e) to Item 3 of Form N-1A.

Comment 10.                     Please highlight the major differences in the principal investment strategies of the two Portfolios in the section of the N-14 comparing the two Portfolios’ strategies.

Response.  The Registrant has added language to the introduction to the table comparing the two Portfolios’ principal investment strategies in the N-14 that further highlights the differences in the two Portfolios’ principal investment strategies.  As noted above, the Registrant also has added a bullet point to the section entitled “Summary of the Proposed Reorganization” highlighting some of the differences in the principal investment strategies of the two Portfolios.

Comment 11.                     Please correct the typographical error in footnote 3 to the Average Annual Total Returns table in the N-14.

Response.  The Registrant has corrected the error.

Comment 12.                     In the section of the N-14 entitled “What are the key differences in the rights of shareholders of [the Portfolios],” please highlight any material differences in the votes necessary to approve matters properly brought before a meeting at which a quorum is present, absent standards otherwise required by law.

Response.  The Registrant has revised this section of the N-14 in response to this comment.

Comment 13.                     In the section of the N-14 entitled “Expenses of the Reorganization,” please consider indicating which party or parties would be responsible for paying any transition costs associated with the Reorganization.

Response.  The Registrant has revised this section to indicate that while no explicit transaction costs are expected to be incurred in connection with the Reorganization, ING Investments or an affiliate would be responsible for paying any such costs should they arise.

Comment 14.                     In the section of the N-14 entitled “Portfolio Transitioning,” please disclose the primary risks that may be associated with the transition management process.

Response.  The Registrant has revised this section in response to this comment.

Comment 15.                     Please confirm in your correspondence that the list of factors provided in the section entitled “What factors were considered by the Board?” includes the factors adverse to the Board’s decision to approve the Reorganization.

Response.  The Registrant confirms that the significant factors adverse to the Board’s decision to approve the Reorganization are set forth in this section.  The Registrant has revised the section to disclose these factors more prominently.

Comment 16.                     Please revise the statement regarding Trustee and officer ownership of the outstanding shares of the Acquired Portfolio so that it refers to ownership of any class of the outstanding shares of the Acquired Portfolio.

Response.  The Registrant has revised this disclosure in accordance with this comment.

Comment 17.                     In Part C of the N-14, please indicate whether the Directors and Officers Errors and Omissions insurance policy has been extended.

Response.  The Registrant has revised the N-14 in accordance with this comment.

Comment 18.                     Please correct the typographical error on the cover page of the Statement of Additional Information (“SAI”).

Response.  The Registrant has corrected the error.

Comment 19.                     In the Portfolio of Investments included in the SAI, please provide adjustments indicating which securities are expected to be sold in connection with the Reorganization.

Response.  The Registrant has revised the Portfolio of Investments in response to this comment.

Comment 20.                     Please include a chart in the SAI illustrating the application of the fair valuation hierarchy to the assets of the Portfolios as of June 30, 2013.

Response.  The Registrant has added a chart to the SAI in response to this comment.

Comment 21.                     Please confirm the accuracy of the statement in Note 1 to the Pro Forma Financial Statements that the unaudited pro forma Portfolio of Investments reflects management’s anticipation that most portfolio transitioning, including the sale of most holdings of the Acquired Portfolio and the purchase of assets the Registrant may hold or wish to hold, will take place shortly prior to the closing date of the Reorganization.

Response.  The Registrant confirms the accuracy of the statement.

Comment 22.                     Please provide the usual Tandy representation.

Response. The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact me at 704.339.3164 or Kristen Freeman of ING Funds at 480.477.2650.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose
Dechert LLP

Attachments

cc:                                Huey P. Falgout, Jr., Esq.
                                                Kristen Freeman, Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

December 6, 2013

VIA EDGAR

Ms. Jamie L. Walter, Esq.

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:                             Form N-14 Proxy Statement/Prospectus for ING Intermediate Bond Portfolio (File Nos. 811-03261 and 333-192088) (the “Registrant”)

Dear Ms. Walter:

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing captioned above.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:                                Jeffrey S. Puretz, Esq.

Corey F. Rose, Esq.

Dechert LLP